Filed pursuant to Rule 433
Registration No.: 333-287332
Free Writing Prospectus dated June 10, 2025
Relating to Preliminary Prospectus Supplement dated June 9, 2025
(to Prospectus dated May 15, 2025)

Pricing Term Sheet
FIDELIS INSURANCE HOLDINGS LIMITED
$400,000,000 7.750% Fixed-Rate Reset Subordinated Notes due 2055
June 10, 2025

Issuer:	Fidelis Insurance Holdings Limited

Anticipated Ratings*:	Baa3 (Moody’s); BB+ (S&P)

Title of Notes:	7.750% Fixed-Rate Reset Subordinated Notes due 2055

Issue Format:	SEC registered

Trade Date:	June 10, 2025

Settlement Date**:	June 13, 2025 (T+3)

Scheduled Maturity Date:	June 15, 2055

Final Maturity Date:	(1) the Scheduled Maturity Date, if, on the Scheduled Maturity Date, the BMA Redemption Requirements (as defined below) are satisfied, or (2) if the BMA Redemption Requirements are not satisfied on the Scheduled Maturity Date, then following the Scheduled Maturity Date, the earlier of (A) the date falling ten (10) Business Days after the BMA Redemption Requirements are satisfied and would continue to be satisfied if such repayment of the Notes were made on such date and (B) the date on which a Winding-Up of the Issuer occurs.

Interest Payment Dates:	June 15 and December 15 of each year, beginning December 15, 2025

Interest Payment Record Dates:	June 1 and December 1

Principal Amount:	$400,000,000

Offering Price:	100.0% of the principal amount

Net Proceeds before Expenses:	$395,500,000

Day Count Convention:	30 / 360

First Reset Date:	June 15, 2035

Interest Rate:
The Notes will bear interest (i) from the date of original issuance to, but excluding, the First Reset Date at the fixed rate of 7.750% per year and (ii) from, and including, the First Reset Date, during each Reset Period, at a rate per year equal to the Five-Year Treasury Rate as of the most recent Reset Interest Determination Date plus 4.280% to be reset on each Reset Date. See “Description of the Notes—Interest—General” in the Preliminary Prospectus Supplement.

Subordination & Ranking:
The Notes: (i) will be unsecured and subordinated obligations of the Issuer and will rank junior in right of payment to all existing and future senior debt; (ii) will rank equally in right of payment with any indebtedness of the Issuer that ranks on a parity with the Notes upon the Issuer’s liquidation subject to a Mandatory Deferral Event; (iii) will rank senior in right of payment to the Issuer’s existing and future junior subordinated debt; (iv) will be contractually subordinated in right of payment to any existing and future liabilities of the Issuer’s subsidiaries, including the LOC facilities, amounts owed to holders of reinsurance and insurance policies issued by the Issuer’s reinsurance and insurance company subsidiaries; and (v) will be effectively subordinated to all future secured obligations of the Issuer to the extent of the security therefor.

Optional Deferral of Interest Payments:
The Issuer may elect at one or more times to defer payment of all (but not less than all) of the interest accrued on the Notes for one or more consecutive interest periods or interest payment dates. The Issuer may not defer payment of such interest beyond the Scheduled Maturity Date, any earlier accelerated maturity date arising from an Event of Default (which, under the Indenture, is limited to certain payment defaults and events of bankruptcy, insolvency or receivership involving the Issuer) or any other earlier redemption of the Notes. See “Description of the Notes—Interest—Optional Deferral of Interest Payments” in the Preliminary Prospectus Supplement. Any such accrued interest, the payment of which is so deferred, so long as such interest remains unpaid, will constitute Arrears of Interest and will be subject to the provisions described under “Description of the Notes—Interest—Arrears of Interest” in the Preliminary Prospectus Supplement.

Mandatory Deferral of Interest Payments and Arrears of Interest:
If, as of any Interest Payment Date, a Mandatory Deferral Event has occurred and is continuing, the Issuer shall be required to defer payment of all (and not less than all) of the interest accrued on the Notes as of such Interest Payment Date. See “Description of the Notes—Interest—Mandatory Deferral of Interest Payments” in the Preliminary Prospectus Supplement. Any such accrued interest, the payment of which is so deferred, so long as such interest remains unpaid, will constitute Arrears of Interest and will be subject to the provisions described under “Description of the Notes—Interest—Arrears of Interest” in the Preliminary Prospectus Supplement.

Redemption Provisions:
Subject to the provisions set forth under “Conditions to Redemption and Repayment” below, the Notes will be redeemable, at the Issuer’s sole option, in whole or in part, at any time that is not during a Par Call Period, at a redemption price, as calculated by the Issuer, equal to the greater of: (a) 100% of the principal amount of the Notes to be redeemed; and (b) the sum of the present values of the remaining scheduled payments of principal and interest on such Notes (not including any portion of such payments of interest accrued as of such Redemption Date) that would be due if the Notes matured on the next Par Call Date, discounted to such Redemption Date on a semi-annual basis (assuming a 360-day year comprising twelve 30-day months) at the Treasury Rate, plus 50 basis points; plus, in each case, accrued and unpaid interest on such Notes to, but excluding, such Redemption Date.
At any time during a Par Call Period, subject to the provisions set forth under “Conditions to Redemption and Repayment” below, the Notes will be redeemable, at the Issuer’s sole discretion, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, such Redemption Date. See “Description of the Notes—Redemption—Optional Redemption” in the Preliminary Prospectus Supplement.
A “Par Call Date” means December 15 of each year preceding a year in which a Reset Date will occur.
A “Par Call Period” means the six month period beginning on, and including, each Par Call Date and concluding on, and including, the next Reset Date.

In addition, subject to the provisions set forth under “Conditions to Redemption and Repayment” below, the Notes will be redeemable, at the Issuer’s sole option, in whole but not in part, at any time, (i) (a) within 90 days of the date on which the Issuer has reasonably determined that a Capital Disqualification Event has occurred or (b) after the occurrence of a Tax Event, in each case, at a redemption price equal to 100% of the aggregate principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, on such Notes to, but excluding, such Redemption Date; or (ii) within 90 days after the occurrence of a Rating Agency Event at a redemption price equal to 102% of the aggregate principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, on such Notes to, but excluding, such Redemption Date. See “Description of the Notes—Redemption—Optional Redemption upon a Capital Disqualification Event,” “—Optional Redemption upon a Rating Agency Event” and “—Optional Redemption upon a Tax Event” in the Preliminary Prospectus Supplement.

Conditions to Redemption and Repayment:
Notwithstanding anything to the contrary set forth herein, (i) prior to June 15, 2030, the Notes may be redeemed only with BMA Approval (provided that such BMA Approval would be required at such time in order for the Notes to qualify as Tier 2 Capital), and (ii) the Notes may not be redeemed at any time, including on the Scheduled Maturity Date or the Final Maturity Date, as may be applicable, if the Enhanced Capital Requirement would be breached immediately before or after giving effect to the redemption or repayment of such Notes; unless, in the case of each of (i) and (ii), the Issuer or another member of the Insurance Group replaces the capital represented by the Notes to be redeemed or repaid with capital having equal or better capital treatment as the Notes under the Group Rules (collectively, the “BMA Redemption Requirements”). See “Description of the Notes—Conditions to Redemption and Repayment” in the Preliminary Prospectus Supplement.

Variation and Substitution:
If a Capital Disqualification Event, Rating Agency Event or Tax Event occurs, the Issuer may, at its sole option, as an alternative to redemption of the Notes, at any time, without the consent of any Holder of the Notes, vary any term or condition of the Notes or substitute all (but not less than all) of the Notes for other notes, so that the varied Notes or the substituted notes, as the case may be, constitute Qualifying Equivalent Securities. See “Description of the Notes—Variation and Substitution” in the Preliminary Prospectus Supplement.

Further Issuances:	The Issuer may, without notice to, and without the consent of, the holders of the Notes, issue an unlimited principal amount of additional notes having identical terms as the Notes offered hereby other than issue date, issue price and the first interest payment date and which will be deemed to be in the same series as the Notes offered hereby.

CUSIP:	31575FAC0

ISIN:	US31575FAC05

Listing/Trading:	Application will be made to the Bermuda Stock Exchange for the Notes to be listed and traded thereon. There can be no assurance that any such application will be successful or that any such listing will be granted or maintained.

Joint Bookrunners:	Wells Fargo Securities, LLC Barclays Capital Inc. Lloyds Securities Inc.

Co-Managers:	BMO Capital Markets Corp. Citigroup Global Markets Inc.
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**It is expected that delivery of the Notes will be made against payment therefor on or about June 13, 2025, which will be the fourth business day following the date of pricing of the Notes (such settlement cycle being herein referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to one business day preceding the closing date will be required, by virtue of the fact that the notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes prior to the first business day before settlement should consult their own advisor.
The Issuer has filed a registration statement (File No. 333-287332), including a prospectus, with the U.S. Securities and Exchange Commission (the “SEC”) for the offering of the Notes to which this communication relates. Before you invest, you should read the prospectus relating to the Notes in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, you may obtain a copy of the prospectus from Wells Fargo Securities, LLC by calling +1 (800) 645-3751, from Barclays Capital Inc. by calling +1 (888) 603-5847, or from Lloyds Securities Inc. by calling +1 (212) 930-5039.
The information in this Pricing Term Sheet supplements and supersedes the information in the Preliminary Prospectus Supplement dated June 9, 2025 (the “Preliminary Prospectus Supplement”) to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used herein but not defined shall have the meaning assigned to them in the Preliminary Prospectus Supplement. The information herein does not purport to be a complete description of the Notes or the offering. Please refer to the Preliminary Prospectus Supplement for a complete description.
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